Exhibit 99.1

LeddarTech’s Board of Directors

Appoints Sylvie Veilleux and Lizabeth Ardisana

QUEBEC CITY, Jan. 29, 2024 /PRNewswire/ - LeddarTech® (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology for ADAS, AD, and parking applications, today announced that its Board of Directors appointed Sylvie Veilleux and Lizabeth Ardisana to the Board, effective immediately. Ms. Veilleux will serve on the Audit Committee and Ms. Ardisana will serve on the Nominating and Corporate Governance Committee.

“We are pleased to welcome Sylvie and Liz to our board,” said Mr. Derek Aberle, Chair of the Board. “We look forward to bene ting from their wealth of experience in the technology and automotive sectors and their board perspectives as LeddarTech continues to promote adoption of its innovative software solutions in the large and rapidly growing ADAS/AD markets.”

Ms. Sylvie Veilleux is a strategic global technology leader and former CIO with over three decades of experience, holding top management positions at fast-growing technology firms. She served as the first Chief Information Officer at Dropbox (Nasdaq: DBX), led the IT division at Dropbox, and developed the organization’s first global strategic and centralized IT function, enabling it to expand and scale before and after its IPO. Ms. Veilleux also served in several critical technology roles at multinational firms such as Apple (Nasdaq: AAPL), Salesforce (NYSE/Nasdaq: CRM), Mozilla and Franklin Templeton Investments (NYSE: BEN).

Ms. Veilleux was recognized by Forbes CIO NEXT 2021 Top 50 and Technology Magazine Top 100 Women in Technology 2021.

In addition to LeddarTech, Ms. Veilleux is a Board Member with Softchoice (TSE: SFTC), QScale, and Prezi, Chairperson of the Board and Chair of the Compensation and Nomination Committee of Cinchy and served on Europcar Mobility Group’s Board when it was a publicly traded company.

Ms. Lizabeth Ardisana possesses over three decades of entrepreneurial expertise. She co-founded ASG Renaissance, a distinguished technical and communications firm, and Performance Driven Workforce (PDW), a scheduling and staffing enterprise. ASG Renaissance has undertaken numerous projects for leading automotive companies. Prior to founding ASG, she held several management positions in vehicle development, product planning and marketing at Ford Motor Company.

Ms. Ardisana is also an influential figure in the Michigan and Hispanic Communities, actively contributing as a business and civic leader. She holds board positions at Clean Energy Fuels, HASI, and the Michigan Economic Development Corporation. Her philanthropic endeavors include involvement with NextEnergy, the Grand Canyon Conservancy, Kettering University, and the CS Mott Foundation.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal, Toronto and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 150 patent applications (80 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) our ability to execute on our business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s final prospectus filed with the SEC on December 4, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the NASDAQ under the ticker symbol “LDTC.”

SOURCE LeddarTech Inc.

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